

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 24, 2010

Mr. Haruo Matsuno
Representative Director, President and CEO
Advantest Corporation
Shin-Marunouchi Center Building
1-6-2 Marunouchi
Chiyoda-ku
Tokyo 100-0005 Japan

   Re: Advantest Corporation
     Form 20-F for the fiscal year ended March 31, 2010
     Filed on June 25, 2010
     File No. 001-15236

Dear Mr. Matsuno:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief